SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
4 January 2017 to 1 February 2017

1 February 2017	Total voting rights

27 January 2017	Transaction in own shares

26 January 2017	Transaction in own shares

25 January 2017	Transaction in own shares

24 January 2017	Transaction in own shares

20 January 2017	Transaction in own shares

19 January 2017	Transaction in own shares

18 January 2017	Transaction in own shares

17 January 2017	Transaction in own shares

16 January 2017	Director/PDMR shareholding

13 January 2017	Publication of a prospectus

12 January 2017	Transaction in own shares

11 January 2017	Transaction in own shares

10 January 2017	Transaction in own shares

10 January 2017	Director/PDMR shareholding

06 January 2017	Transaction in own shares

05 January 2017	Transaction in own shares

04 January 2017	Transaction in own shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

10.01.17: Scrip Dividend
11.01.17: Total Voting Rights
12.01.17: System Operator proposals